EXHIBIT 99(d)

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2a Wmz 1996)

PART I

1.      Name of the issuing institution:      Unilever N.V.

2.      Name of the person obliged to notify: R.H.P. Markham

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


Type of security           Name of the    Number of  Total capital  Total voting
                           issuing        securities                rights
                           institution
----------------------     ------------   ---------- -------------  ------------
Ordinary share, nominal    Unilever N.V.  31,275      NLG 35,028         0
value NLG 1,12
----------------------     ------------   ---------- -------------  ------------
----------------------     ------------   ---------- -------------  ------------
Employee/executive
option on ordinary
share of
nominal value NLG 1.12     Unilever N.V.  86,850          0              0
----------------------     ------------   ---------- -------------  ------------
----------------------     ------------   ---------- -------------  ------------
TSR-LTIP conditional       Unilever N.V.  12,895          0              0
award in the form
of rights over shares
----------------------     ------------   ---------- -------------  ------------


SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.      type of security                           : Options on ordinary shares
        (Share/Convertible bond/Option/Warrant/Other)

5.      To be filled out if applicable

        Nominal value of the (underlying) share    : NLG 1.12 (EUR 0.51)

        Option series                              : Unilever Nederland
                                                     Aandelen Optieplan

        Exercise price/conversion rate             : EUR 63.65

        Expiration date                            : 1 June 2004
                                                     Lapse of 50 options

TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6.      Transaction date                           : not applicable

7a.     Number of securities acquired
        in the transaction(1)                      : not applicable

b.      Number of securities sold in
        the transaction                            : not applicable

8.      Purchase price and/or selling price        : not applicable



9. Transaction according to an investment
        management agreement:                      O YES               X NO


10. Statement of the total number of securities after the transaction:


Type of security           Name of the    Number of  Total capital  Total voting
                           issuing        securities                rights
                           institution
----------------------     ------------   ---------- -------------  ------------
Ordinary share,nominal     Unilever N.V.  31,275     NLG 35,028         0
value NLG 1.12
----------------------     ------------   ---------- -------------  ------------
----------------------     ------------   ---------- -------------  ------------
Employee/executive
option on ordinary
share of
nominal value NLG 1.12     Unilever N.V.  86,800          0              0
----------------------     ------------   ---------- -------------  ------------
----------------------     ------------   ---------- -------------  ------------
TSR-LTIP conditional       Unilever N.V.  12,895          0              0
award in the form
of rights over shares
----------------------     ------------   ---------- -------------  ------------


--------------------------------------------------------------------------------
Notification under the `regular' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)     %           Voting Rights (total)      %
- Direct actual              %           - Direct actual            %
- Direct potential           %           - Direct potential         %
- Indirect actual            %           - Indirect actual          %
- Indirect potential         %           - Indirect potential       %

           Denominator Capital Interest (euro) .....................
           Denominator Voting Rights .......................(number)

1. Is this the first notification
   under section 2 of the Wmz 1996:             yes                no

2. Is this the first notification the
   issuing institution concerned:               yes                no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary              O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty          O
- the Voting rights are pursuant to a voting
  rights agreement                                 O

--------------------------------------------------------------------------------
PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:           XXX

Postal code & residence of the person obliged
to notify:                                         XXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors                :  X YES           NO
2. Member of the Board of Directors of an
   affiliated company                              :    YES         X NO
3. Member of the Supervisory Board                 :    YES         X NO
4. Member of the Supervisory Board of an
   affiliated company                              :    YES         X NO

Is the notification made through the Compliance
Officer of the issuing institution                 :  X YES           NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                         Date: 2 June 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-21744094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com
        ----------------------------




Signature:___________________
          J.A.A. van der Bijl
          Compliance Officer


--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!